Exhibit 99.15

Exclusive Provider Agreement

The Agreement (dated April 1st, 2007) is entered into between CryptoMetrics, Inc., a company organized under the laws of the State of Delaware, USA (“CryptoMetrics”) and BioDentity Systems, LLC, a company organized under the laws of the United Arab Emirates (“BioDentity”).

WHEREAS BioDentity wishes to provide the Government of the United Arab Emirates (or its designees or assignees) technology for protecting critical infrastructure and key assets comprehensive security solutions.

WHEREAS CryptoMetrics is a leading provider of security solutions designed to protect critical infrastructure and key assets of a nation and that of its businesses, its citizens and visitors.

WHEREAS BioDentity agrees to grant CryptoMetrics the exclusive right to provide all such technology (both present and future enhancements) and operational support to BioDentity for its endeavors to provide comprehensive security solutions to its customers and partners, wherever contractually located.

WHEREAS BioDentity (its successors or assignees) agrees to grant this exclusive right to CryptoMetrics in perpetuity.

WHEREAS CryptoMetrics grants to BioDentity a license to utilize CryptoMetrics technology in providing security solutions to BioDentity, its customers and partnerships.

WHEREAS Mr. Robert Barra and Mr. Joe Shaw, on behalf of CryptoMetrics shareholders of record, have also entered into certain arrangements in conjunction with providing a National Infrastructure Security (NISEC) System to the United Arab Emirates (the “UAE”).

THEREFORE, in consideration of the above:

1. BioDentity agrees to repay any and all amounts expended by CryptoMetrics in conjunction with the implementation of the NISEC System and its deployment of the NISEC System within the UAE.

2. CryptoMetrics also agrees to advance to BioDentity up to one million (1,000,000) dollars (US Funds) to fund initial working capital and startup costs, as needed.

3. BioDentity agrees to repay this amount to CryptoMetrics within the first full year of its operation.

4. BioDentity acknowledges that, although it will exclusively use CryptoMetrics technology in its endeavors, CryptoMetrics retains all of the rights and ownership of its technology and is not restricted to sell or provide its technology to others.

CryptoMetrics, Inc.	BioDentity Systems, LLC

By: /s/ Robert Barra Name: Robert Barra Title: Co-Founder and CEO	By: /s/ Ken Richardson Name: Ken Richardson Title: General Manager

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